UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2026

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A. Publicly Held Company CNPJ No. 02.558.157/0001-62 - NIRE 35.3.0015881-4

MATERIAL FACT

Telefônica Brasil S.A. (B3: VIVT3; NYSE: VIV) (“Company”), pursuant to Article 157, paragraph 4, of Law No. 6,404, dated December 15, 1976 (“Brazilian Corporation Law”), and CVM Resolution No. 44, dated August 23, 2021, hereby informs its shareholders and the market in general, further to the Material Facts disclosed on December 9, 2025 and March 12, 2026, that yesterday, May 14, 2026, the period set forth in Article 174 of the Brazilian Corporation Law in connection with the Company’s capital reduction approved at the Extraordinary Shareholders’ Meeting held on March 12, 2026 (“Reduction”) expired, and, consequently, such Reduction has become fully effective.

Therefore, the Company informs that it will proceed with the restitution to shareholders, in local currency, in the amount of R$1.25171862845 per common share issued by the Company, considering a total of 3,195,606,352 common shares comprising its share capital, excluding the 30,940,270 shares held in treasury as of December 31, 2025. The amount per common share is calculated based on the shareholding position as of December 31, 2025, and, due to the Company’s Share Buyback Program, such amount may be adjusted considering the Company’s shareholder base to be verified on May 22, 2026, after this date the Company’s shares will trade ex-reimbursement rights.

As approved by the Company’s Executive Board, the proceeds from the Reduction will be paid in a single installment, on July 14, 2026, individually to each shareholder and in proportion to their respective shareholdings in the Company’s capital stock, in accordance with the settlement procedures established by B3 S.A. – Brasil, Bolsa, Balcão (“B3”) and by the bookkeeping agent of the Company’s shares, as applicable.

Payment to shareholders who have banking details registered in the shareholder registry maintained by Banco Bradesco S.A. will be made directly to the indicated checking accounts. For shareholders with shares held in custody through stock exchanges, payment will be made through brokerage firms. Other shareholders must attend any branch of Banco Bradesco S.A., presenting their identification documents.

Additionally, the Company informs the tax treatment applicable to the Capital Reduction, as well as the procedures to be followed and the documents to be submitted by shareholders, including with respect to potential withholding income tax on capital gains, as follows:

Shareholders Resident in Brazil

Any potential gains realized by the Company’s shareholders who are resident in Brazil, including individuals and legal entities, investment funds and other entities, as a result of the Reduction, may be subject to income tax and other taxes, in accordance with the legal and regulatory provisions applicable to each category of shareholder. Such shareholders should consult their advisors regarding the applicable taxation and will be directly responsible for the payment of any applicable taxes.

TELEFÔNICA BRASIL S.A. Publicly Held Company CNPJ No. 02.558.157/0001-62 - NIRE 35.3.0015881-4

Non-Resident Shareholders (in Brazil)

The Company will withhold income tax ("IRRF"), in accordance with applicable laws, on capital gains realized by non-resident shareholders in Brazil as a result of the Reduction. The capital gain will correspond to the positive difference between (i) the amount of the capital reimbursement resulting from the Reduction; and (ii) the acquisition cost (in Brazilian reals) of the shares issued by the Company held by each non-resident shareholder ("Capital Gain"). The income tax rates to be applied on the Capital Gain may range from 15% (fifteen percent) to 25% (twenty-five percent), depending on the jurisdiction and qualification of each shareholder, as provided by applicable laws.

a) For shareholders who are not residents or dependents with favorable taxation, according to the legislation and regulations of the Brazilian Federal Revenue Service, the following progressive rates will be applied:

a.1)	15% (fifteen percent) on the portion of Capital Gains that does not exceed R$5,000,000.00 (five million reals);

a.2)	17.5% (seventeen and a half percent) on the portion of Capital Gain that exceeds R$5,000,000.00 (five million reals) and does not exceed R$10,000,000.00 (ten million reals);

a.3)	20% (twenty percent) on the portion of Capital Gain that exceeds R$10,000,000.00 (ten million reals) and does not exceed R$30,000,000.00 (thirty million reals); and

a.4)	22.5% (twenty-two and a half percent) on the portion of Capital Gain that exceeds R$30,000,000.00 (thirty million reals).

b) For shareholders who are residents in a country or territory with favorable taxation, according to the legislation and regulations of the Brazilian Federal Revenue Service in force, a fixed rate of 25% (twenty-five percent) will be applied on Capital Gains.

The Company, as the paying source for the Reduction, will use the information provided by shareholders that are not resident in Brazil or their respective legal representatives in Brazil to calculate the capital gain and the IRRF to be withheld, and such non-resident shareholders and their legal representatives in Brazil will be responsible for the accuracy and completeness of the information presented, answering for any damages and/or liabilities arising from inaccuracy and/or falsehood of this information.

The Company, therefore, requests that shareholders who are not resident in Brazil provide the necessary information for the calculation of IRRF, which must be accompanied by respective reliable supporting documentation, including the following information (to be presented in .xls format - Excel file):

TELEFÔNICA BRASIL S.A. Publicly Held Company CNPJ No. 02.558.157/0001-62 - NIRE 35.3.0015881-4

Name	CPF/ CNPJ	Brokerage Agency	Country of Fiscal Residency	Number of Shares in the Record Date	Average Acquisition Cost of the Shares (R$)	Total Acquisition Cost of the Shares (R$)

The above information and respective corroborative documentation must be received by the Company, without exception, by 6:00 p.m. BRT on June 4, 2026 ("Deadline"), by email through the address ir.br@telefonica.com, with the subject "Average Cost of Acquisition of Shares - Non-Resident Shareholders".

The Company clarifies that, according to the current legislation and regulation, (i) if a specific shareholder who is not a resident of Brazil does not provide the necessary information for the calculation of the owned IRRF, or do not present the corresponding supporting documentation until the given Deadline, the Company will consider the acquisition cost of the shareholder to be zero (R$0.00), in such a way that the value of the capital reimbursement resulting from the reduction will be entirely considered as Capital Gain; and, (ii) if a specific shareholder who is not a resident of Brazil do not inform their fiscal residence until the given Deadline, according to the table above, the Company will apply a 25% (twenty-five percent) tax rate on the capital gain of the aforementioned shareholder.

In any case, the responsibility for the content of the information submitted will be exclusively the responsibility of the non-resident shareholder or their legal representatives in Brazil, with the Company not being responsible, under any circumstances, to non-resident shareholders or their legal representatives in Brazil for any later adjustments, refunds of excess amounts paid and/or any questions regarding the average costs reported by custodian agents.

São Paulo, May 15, 2026.

Rodrigo Rossi Monari

CFO and Investor Relations Officer

Telefônica Brasil – Investor Relations

Email: ir.br@telefonica.com

https://ri.telefonica.com.br/

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	May 15, 2026	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director